FORM 12B-25
   [As last amended in Release No. 34-31905, February 23, 1993, 58 F.R.14628.]

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):
   [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x ] Form 10-Q [ ] Form N-SAR For Period Ended: MARCH 31, 1997
   [ ] Transition Report on Form 10-K
   [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form 11-K
   [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR
   For the Transition Period Ended:.............................................
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification
relates:........................................................................
 ................................................................................
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               PART I--REGISTRANT INFORMATION
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Full Name of Registrant:                     THE AMERICAN ENERGY GROUP, LTD.
Former Name if Applicable:
Address of Principal Executive Office:                P.O. BOX 489
City, State and Zip Code:                        SIMONTON, TEXAS  77476
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PART II--RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calender day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calender day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.
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              PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Key Management and Board Members have traveled outside the United States for the purposes of field operations and corporate financing, thereby delaying the Company's ability to timely complete quarterly results.
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         PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification

               BRADLEY J. SIMMONS                             713-346-2652

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
   is no, identify report(s).    [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
   thereof?                      [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As reported in the Company's Form 10-K filing for the Fiscal Year ended June 30, 1996, results for the Quarter ended March 31, 1996 were revised to reflect a change in net income from $154,063 to a loss of $237,400 as a result of the reclassification of an item previously defined as gain on sale of working interest to paid in capital for acquisition of Common Stock. It is anticipated that this reclassification will produce a significant change in results of Quarterly operations on a comparative year to year basis.

                         THE AMERICAN ENERGY GROUP, LTD.
                  (Name of Registrant as specified in charter)

has caused this notice to be signed on its behalf by the undersigned thereunto duly authorized.

       Date:   MAY 15,  1997                     By:  B/J/S
               --------------                         --------
                                                  Bradley J. Simmons, President

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant authorized representative (other than an executive officer), evidence or the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION
Intentional misstatements or ommissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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